Mail Stop 3561

July 31, 2008

Via Fax & U.S. Mail

Mr. Robert Köthner, Chief Accounting Officer
Daimler AG
Mercedesstrasse 137
Stuttgart, Germany 70327

> **Re:** **Daimler AG**
> **Form 20-F for the year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-14561**

Dear Mr. Köthner:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2007

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-10
Note 1.  Summary of Significant Accounting Policies, page F-10
Basis of Presentation, page F-10
Other financial income (expense), net, page F-14

1.      We note your disclosure that the company recognizes gains and losses resulting
        from a decrease in ownership percentage upon the sale of stock by a group
        subsidiary.  It appears under IAS 27 that this accounting treatment is only
        applicable when control of the subsidiary is lost, otherwise, such transactions
        should be reported in equity.  Please tell us and revise future filings to clarify your
        accounting policy to include situations where the group continues to maintain
        control of the subsidiary.

Note 2.  Significant Acquisitions and Dispositions of Interests in Companies and Other
Disposals of Assets and Liabilities, page F-20
Dispositions, page F-20
MFTBC, page F-22

2.      We note during 2007 MFTBC sold a number of real estate properties to NIPPON
        Industrial TMK for approximately €1 billion and as a result of such transaction,
        you derecognized assets with a carrying value of €865 million; recorded debt of
        €110 million; and recognized a gain €78 million.  In this regard, please tell us and
        revise future filings to explain in greater detail the nature and terms of the
        transaction and how the debt element was considered in determining the
        appropriate accounting treatment of the sale and leaseback arrangement (i.e.
        operating lease).  As part of your response, please provide us with the accounting
        guidance you relied upon in determining your accounting treatment and tell us
        how the gain was calculated or determined.  We may have further comment upon
        receipt of your response.

Note 8.  Income Taxes, page F-26

3.      Your last sentence in this footnote indicates that the company believes it has
        recorded adequate provisions with respect to income taxes that may be owed.  In
        this regard, we note from page 57 that your tax treatment of certain leveraged
        leases is being challenged by the IRS and the resolution of this matter will have a
        significant impact on your cash flows.  Please tell us, and revise future filings to
        disclose the amounts of income tax proposed by the IRS, the status of
        negotiations, amounts you have accrued related to this matter and if no amounts

have been accrued, please tell us why you believe no provision is required given that you believe the amounts are material.  Please refer to IAS 37 and provide all disclosures required by paragraphs 84 through 92 in future filings as applicable.

Note 12.  Investments Accounted For Using the Equity Method, page F-37
EADS, page F-37

4.      Reference is made to your disclosures on page F-38 regarding the issuance of equity interests to investors during March 2007.  We note that the newly issued equity interest can be redeemed by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS, and that the transaction did not reduce Daimler's equity interest in EADS.  We also note that as a result of this transaction, the Group's minority interest increased by €1,074 million.  In this regard, please clarify for us and in the notes to the financial statements in future filings why the Group's minority interest increased when the equity interests are redeemable into 7.5% interest in EADS or into cash equal to the then fair value of the interest in EADS, and how the increase in minority interest was determined or calculated.

Chrysler, page F-38

5.      We note from your disclosures in the notes to the consolidated financial statements and also contained elsewhere in your Form 20-F that you transferred an 80.1% controlling interest in Chrysler to a subsidiary of Cerberus on August 3, 2007 and as a result, you present Chrysler activities for the period from January 1, 2007 through the date of the transaction and for all other prior periods in the statements of operations as discontinued operations.  We also note that beginning August 4, 2007 you account for the remaining non-controlling interest in Chrysler using the equity method of accounting and include your proportionate share in Vans, Buses, Other with a three-month time lag.  Given the three-month time lag, please tell us whether the fiscal 2007 results of Chrysler reported within your statements of operations as either discontinued operations or as profit (loss) from companies accounted for using the equity method represent a period of less than a 12 months.  If so, please explain why you believe your accounting treatment is appropriate and provide us with the guidance that you relied upon as the basis for your conclusions.  We may have further comment upon receipt of your response.

Note 27.  Legal Proceedings, page F-61

6.      We note several legal proceedings and related provisions and possible contingent liabilities on pages 79 through 83 that are not disclosed in your notes to your

financial statements.  Please refer to paragraphs 84 through 92 of IAS 37 regarding the disclosure of provisions and contingent liabilities and revise future filings to include these legal proceedings in your financial statements.  Your revised disclosures should clearly indicate any amounts recorded as provisions in your financial statements and those determined to be contingent liabilities.  If an estimate cannot be made of amounts that may be owed, please disclose this fact or if possible, disclose a range of possible amounts.  Please provide us with your proposed disclosures in your response.

Note 31.  Segment Reporting, page F-79

7. Please revise future filings to include disclosures regarding the extent of the Company's reliance on major customers as outlined in paragraph 34 of IFRS 8, if applicable.

Form 6-K filed April 29, 2008
Note 11.  Related party relationships, page 24

8. Please tell us, and revise future filings to clarify your accounting treatment with regard to your 50.1% interest in Automotive Fuel Cell Corporation.  As part of your response, please tell us whether you consolidate the entity under IAS 27 and if not, please explain why.  Your revised disclosure and response should discuss in detail the extent Daimler AG controls the entity.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,


Linda Cvrkel
Branch Chief